SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Global Technology Acquisition Corp. I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3934N107

(CUSIP Number)

Maverick Capital, Ltd.

Attention: General Counsel

1900 N. Pearl Street, 20th Floor

Dallas, Texas 75201

(214) 880-4050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Capital, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,200,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,200,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.4%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Fund USA, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 439,820
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 439,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Long Enhanced Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 324,496
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 324,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,496
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Fund II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 284,923
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 284,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,923
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G3934N107

1.	Names of Reporting Persons. Maverick Long Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 150,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 150,761

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G3934N107

1.	Names of Reporting Persons. Lee S. Ainslie III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,200,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.4%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”), of Global Technology Acquisition Corp. I, a Cayman Islands exempted company (the “Issuer”), which has its principal executive offices at 19 W 24th Street, 10th Floor, New York, New York 10010.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Maverick Capital, Ltd. (“Maverick”), Maverick Capital Management, LLC (“Maverick Capital Management”), Maverick Fund USA, Ltd. (“Maverick USA”), Maverick Long Enhanced Fund, Ltd. (“Maverick Long Enhanced Fund”), Maverick Fund II, Ltd. (“Maverick Fund II”), Maverick Long Fund, Ltd. (the “Maverick Long Fund”), and Lee S. Ainslie III (“Mr. Ainslie)”, and each of the foregoing a “Reporting Person,” and collectively, the “Reporting Persons”). Maverick serves as the investment advisor to each of Maverick USA, Maverick Long Enhanced Fund, Maverick Fund II and Maverick Long Fund. Maverick Capital Management serves as the general partner to Maverick Capital and Mr. Ainslie is the manager of Maverick Capital Management. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

(b)

The address of the principal business office of Maverick, Maverick Capital Management and Maverick USA is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201. The principal business address for Maverick Long Enhanced Fund, Maverick Fund II and Maverick Long Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, Grand Cayman KY1-1104, Cayman Islands. The principal business address for Mr. Ainslie is 360 South Rosemary Avenue, Suite 1440, West Palm Beach, Florida 33401.

(c)

The principal business of Maverick Capital is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of Maverick Capital Management is to serve as the general partner of Maverick Capital. The principal business of each of Maverick USA, Maverick Long Enhanced Fund, Maverick Long Fund and Maverick Fund II is to invest in securities. The principal occupation of Mr. Ainslie is as manager of Maverick Capital Management.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Maverick Capital is a Texas limited partnership. Maverick Capital Management is a Texas limited liability company. Maverick USA is a Texas limited partnership. Maverick Long Enhanced Fund, Maverick Long Fund, and Maverick Fund II are each Cayman Islands exempted companies. Mr. Ainslie is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisitions of the Class A Ordinary Shares and Redeemable Warrants reported on this Schedule 13D was the working capital of Maverick USA, Maverick Long Enhanced Fund, Maverick Fund II and Maverick Long Fund. On October 21, 2021, the Reporting Persons purchased an aggregate of 1,200,000 units of the Issuer, with each unit consisting of one Class A Ordinary Share and half of one Redeemable Warrant (the “Units”).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares securities set forth in this Schedule 13D and hold such securities for investment purposes.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Class A Ordinary Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire Class A Ordinary Shares, preferred stock or other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Class A Ordinary Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Class A Ordinary Shares or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 2,089,996 Class A Ordinary Shares outstanding as of May 15, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023. The Reporting Persons also hold 600,000 Redeemable Warrants which were acquired simultaneously with the acquisition of the Class A Ordinary Shares as part of the Units. Each whole Redeemable Warrant will become exercisable on a one-for-one basis for Class A Ordinary Shares at an exercise price of $11.50 thirty days after the Issuer consummates its initial business combination transaction and will expire five years thereafter or earlier upon specified redemption or liquidation events as described in the Issuer’s prospectus supplement filed with the SEC on October 22, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None of the Reporting Persons have effected any transactions of securities of the Issuer during the past 60 days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 3 and Item 4 above are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2023

MAVERICK CAPITAL, LTD.

By: Maverick Capital Management, LLC, its General Partner

By: Trevor Wiessmann by power of attorney for Lee S. Ainslie III, Manager

MAVERICK CAPITAL MANAGEMENT, LLC

By: Trevor Wiessmann by power of attorney for Lee S. Ainslie III, Manager

MAVERICK FUND USA, LTD.

By: Maverick Capital, Ltd, its Investment Manager

By: Trevor Wiessmann by power of attorney for Lee S. Aisnlie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital, Ltd.

MAVERICK LONG ENHANCED FUND, LTD.

By: Maverick Capital, Ltd, its Investment Manager

By: Trevor Wiessmann by power of attorney for Lee S. Ainslie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital Ltd.

MAVERICK LONG FUND, LTD.

By: Maverick Capital, Ltd, its Investment Manager

By: Trevor Wiessmann by power of attorney for Lee S. Ainslie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital Ltd.

MAVERICK FUND II, LTD.

By: Maverick Capital, Ltd, its Investment Manager

By: Trevor Wiessmann by power of attorney for Lee S. Ainslie III, Manager of Maverick Capital Management, LLC, General Partner of Maverick Capital Ltd.

/s/* LEE S. AINSLIE III
LEE S. AINSLIE III

*	By Trevor Wiessmann by power of attorney for Lee S. Ainslie III.